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FILE NO: 64847.000002

December 10, 2004

VIA EDGAR

Mr. Jeffrey Riedler
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:
KMG America Corporation
Amendment No. 6 to the Registration Statement on Form S-1
Registration No. 333-117911

Dear Mr. Riedler:

As counsel to KMG America Corporation, a Virginia corporation (the "Company"), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the "Securities Act"), Amendment No. 6 ("Amendment No. 6") to the Company's Registration Statement on Form S-1 (File No. 333-117911) (the "Registration Statement"), together with an exhibit. This Amendment No. 6 is filed solely to attach Exhibit 1.01, Form of Underwriting Agreement, to the Registration Statement.

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 804-788-8561.

Very truly yours,
/s/ MELVIN E. TULL, III Melvin E. Tull, III, Esq.
cc:
Ms. Whitnie Story
Ms. Lisa Vanjoske
Ms. Sonia Barros
Mr. Dan Greenspan